UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Energy Service Agreement

On December 13, 2022, Bit Brother New York Inc. (“BTB NY”), a subsidiary of Bit Brother Limited (the “Company”), entered into a retail power sales agreement (the “Energy Service Agreement”) with Pumpjack Power, LLC, (“Pumpjack,” collectively with BTB NY, the “Parties”) for the supply of electrical energy to BTB NY to operate its facilities in the Texas ERCOT region. Pumpjack, an Option 2 Retail Electric Provider (“REP”), is engaged in the retail marketing of electric energy in the Texas ERCOT market.

The Parties may, but are not obligated to, enter into one or more Energy Transactions (“Energy Transactions”) for the purchase and sale of electricity (“Energy”) subject to the Energy Service Agreement. Each Energy Transaction shall identify service delivery point(s) that require Energy (“Customer Locations”) and the quantity of Energy to be purchased. BTB NY has agreed to purchase a minimum of one (1) megawatt of capacity from Pumpjack and pay a fee for such services and any other services described in the individual Energy Transaction(s) entered into by Pumpjack and BTB NY pursuant to the Energy Service Agreement. The term of the purchase of Energy will be set forth in each Energy Transaction but is not to exceed a period of more than sixty (60) calendar months without prior approval from both Parties.

In the event of (a) failing to make any required payment when due, if the failure is not cured within five (5) Business Days after written notice, (b) making a material, false, or misleading representation or warranty under this Energy Service Agreement, and not correcting the representation or warranty within five (5) Business Days after written notice, (c) failing to perform any covenant, not excused by a Force Majeure Event as defined in the Energy Service Agreement, if not cured within five (5) Business Days after written notice, (d) making an assignment or general arrangement for the benefit of creditors, (e) failure to provide the agreed upon performance assurance pursuant to this Energy Service Agreement and such failure is not remedied within five (5) Business Days after written notice of such failure is given to Customer, (f) breach of the confidentiality provisions of this Energy Service Agreement, (g) becoming a party, voluntarily or involuntarily, to an action under bankruptcy or similar laws for the protection of creditors, or (h) becoming bankrupt or insolvent (each an “Event of Default”) with respect to an affecting party, the other party (the “Non-Defaulting Party”) shall have the right to take one or more of the following actions for as long as the Event of Default continues: (a) establish a date of early termination on which the Energy Service Agreement and all Energy Transactions terminate; and (b) transfer each Customer Location to the POLR or another REP or, if transfer is not allowed under PUCT Substantive Rule §25.483, disconnect, or cause to be disconnected, each Customer Location from electric service.

In the event that BTB NY has more than one (1) Customer Location, and BTB NY closes or sells some but not all of its Customer Location(s) and the buyer of the locations does not assume BTB NY’s obligations to purchase Energy under the Energy Service Agreement (a “Partial Termination”), then if the change in consumption resulting from the deletion exceeds 10% of BTB NY’s current per annum Benchmark Quantities as set out in its Energy Transaction(s). BTB NY will pay to Pumpjack a termination payment applicable to each such deleted Customer Location subject to the Energy Service Agreement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Energy Service Agreement. The foregoing description of the Energy Service Agreement does not purport to be complete and is qualified in its entirety by reference to the Energy Service Agreement, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Asset Purchase Agreement

On December 13, 2022, BTB NY and Bolt Mining, LLC (“Bolt Mining”), a Delaware limited liability company engaged in the business of providing cryptocurrency mining equipment and infrastructure (“the Business’) entered into an asset purchase agreement (the “APA”), pursuant to which BTB NY purchased certain identified assets and liabilities of the Business from the Bolt Mining for a total purchase price of $2,100,000 (“Transaction”).

Contemporaneously with closing, BTB NY will become the sublessor to a lease of the property located at 1968 N Access Rd, Clyde, TX 79510.

The APA contains representations, warranties and covenants of BTB NY and Bolt Mining regarding the transferred assets, as well as representations, warranties and covenants of BTB NY and Bolt Mining relating to the Transaction.

Pursuant to the APA, Bolt Mining will indemnify BTB NY against any and all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”) incurred or sustained by, or imposed upon, BTB NY based upon, arising out of (i) any inaccuracy in or breach of any of the representations or warranties of Bolt Mining contained in the APA, (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Bolt Mining pursuant to the APA, and (iii) any excluded asset or any excluded liability retained by Bolt Mining. BTB NY will similarly indemnify Bolt Mining against losses incurred or sustained by, or imposed upon, Bolt Mining based upon, arising out of (i) any inaccuracy in or breach of any of the representations or warranties of BTB NY contained in the APA, (ii) any breach or non-fulfillment of any covenant, or agreement or obligation to be performed by BTB NY pursuant to the APA, (iii) any assumed liability by BTB NY, (iv) any losses arising out of or in any way related to the ownership or operation of any purchased assets from and after the closing of the Transaction. The indemnification provisions are subject to certain limitations with respect to recovery for losses.

The foregoing description of the APA does not purport to be complete and is qualified in its entirety by reference to the APA, which is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Site Lease

On December 13, 2022, contemporaneously with closing of the Transaction, BTB NY, as a subtenant entered into a site sublease (the “Site Lease”) with Bolt Mining as a sublessor and Acme Commercial Properties LLC (the “Landlord”) for the sublease of approximately 3,000 square feet of space located at 1968 N Access Rd, Clyde, TX 79510 (the “Site”), having a 47-month term beginning on January 13, 2023 with a base rent of $1,800 per month plus NNN (property insurance plus property taxes) currently assessed by Landlord at $431.66, subject to the original lease, as amended. The rent shall be payable to the Landlord on the 1st day of each month.

Pursuant to the APA, the Site shall have the capability of running 6 MW of electrical power, and the power shall be at a fixed power block price not to exceed an average of $50.00 per MWh exclusive of adders, TDSP pass-through charges, taxes and assessments.

The Site Lease will terminate on the termination of the original lease, as amended, subject to extension and renewals options in the original lease, as amended.

The foregoing description of the Site Lease does not purport to be complete and is qualified in its entirety by reference to the Site Lease, which is attached as Exhibit 99.3 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Energy Service Agreement, dated December 13, 2022, by and between Bit Brother New York Inc. and Pumpjack Power, LLC
99.2	Asset Purchase Agreement, dated December 13, 2022, by and between Bit Brother New York Inc. and Bolt Mining, LLC
99.3	Texas Sublease Agreement, dated 13, 2022, by and among Bit Brother New York Inc., Bolt Mining, LLC, and Acme Commercial Properties LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2022	Bit Brother Limited

	By:	/s/ Xianlong Wu
		Name:	Xianlong Wu
		Title:	Chief Executive Officer

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